Exhibit 99.1

Virax Biolabs’ CEO James Foster Issues Letter to Shareholders

LONDON, Dec. 18, 2023 /PRNewswire/ -- Virax Biolabs Group Limited ("Virax" or the "Company") (Nasdaq: VRAX), today announced that Mr. James Foster, Chief Executive Officer of Virax, has issued a letter to shareholders that provides an update on recent events and an outlook for 2024.

Dear Fellow Shareholders,

As we close out 2023, I want to take this opportunity to share an exciting update on our advancements in broadening our focus on post viral syndromes and other conditions associated with chronic inflammation and T-Cell exhaustion.

Earlier this year, Virax developed and launched a Research Use Only (RUO) SARS-Cov-2 version of our ViraxImmune T-Cell Kit, leveraging Elispot technology. EliSpot is a powerful technique used in immunology to detect and analyze specific immune cells, that produce particular proteins, usually cytokines upon activation. Utilizing this technology, we are currently collaborating with a research institute in the UK who is looking at immunology relating to post viral diseases in an ongoing clinical trial.

To further enhance the development of our ViraxImmune IVD platform, we are additionally leveraging FluoroSpot technology, which provides us with the ability to detect multiple analytes simultaneously. This allows us to assess the secretion of different cytokines or proteins from the same set of cells in a single assay, providing a more comprehensive view of immune responses. Unlike conventional methods like ELISA and flow cytometry, FluoroSpot technology will allow the detection and quantification of a wide range of cytokine-secreting cells, offering higher resolution in the understanding of cellular immune responses, providing deeper insights into complex immune dynamics.

Our ViraxImmune IVD platform is also versatile as it isn't confined to a single disease or condition and has the potential to address a wide spectrum of chronic syndromic diseases and post viral infections. Post viral syndromes include Long COVid that currently affects approximately 19 million individuals in the US and 38 million in Europe. Individuals experiencing Long COVid can experience debilitating symptoms long-term resulting in loss of income to the individual, increased cost to the healthcare system as well as loss of productivity to society. As a result, there is a great need for the early diagnosis of these individuals to help with their treatment management.

In terms of progress, we have made substantial strides for our ViraxImmune FluoroSpot T-Cell assay development. Our internal procurement and distribution infrastructure continues to expand, ensuring future cost-effective delivery of immunological solutions. Our laboratory capabilities are now fully equipped operationally to handle current and future manufacturing processes, with scalability to potentially produce up to 200,000 kits annually.

Looking Ahead to 2024

Our current ongoing collaborations with key research institutions will allow us to complete the development and performance studies of our Fluorospot assays. These collaborations will allow us to study clinical samples within the areas of interest to help refine our technology and establish its clinical validity.

In 2024 we also expect to present key findings at major global scientific conferences as well as interact with regulatory bodies later in the year to help define the regulatory pathway to IVD approval.

Financial Highlights

In October 2023, we received approximately $1.9 million from a warrant exercise. After fully funding the major equipment needed to build out the lab facility for preparation of future operations, our cash balance as of November 30, 2023 remained approximately $5.6 million. When taking into account the stock valuation, as of December 15, 2023, our stock is trading for only 57% of cash value. We also do not have any debt obligations. With the current cash balance and no debt to service, we believe we have adequate capital to take us through our technology milestones.

Looking ahead in the next 12 months, we eagerly anticipate substantial advancements in the development of our ViraxImmune FluoroSpot assays. We also look to continue expanding our distribution channels with ViraxClear & ViraxVet.

We deeply appreciate your steadfast support and trust in Virax as we persist in our innovation and advancements in the realm of immunology.

Sincerely,

James Foster
Chairman and CEO
Virax Biolabs Group Limited

About Virax Biolabs Group Limited.

Founded in 2013, Virax Biolabs Group Limited is an innovative biotech company focused on the detection of immune responses to and diagnosis of viral diseases. In addition to distributing an array of in-vitro diagnostic test kits, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2022. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com